Forlink Software Corporation, Inc.
9/F, Fang Yuan Mansion, No. 56
Zhongguancun South Rd, Yi Haidian District
Beijing, China F4 100044

February 24, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington DC, 20549

Attn:	Brad Skinner
Sherri Bowen
Marc Thomas

Re:	Forlink Software Corporation, Inc.
Form 10-KSB For Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10-QSB For Fiscal Quarter Ended March 31, 2005
Filed May 16, 2005
Form 10-QSB For Fiscal Quarter Ended June 30, 2005
Filed August 15, 2005
Form 10-QSB For Fiscal Quarter Ended September 30, 2005
Filed November 14, 2005
File No. 0-18731

Mr. Skinner, Ms. Bowen and Mr. Thomas:

We enclose marked drafts of the Forlink Software Corporation, Inc.’s (the “Company”) proposed Amendment No. 1 to Form-10KSB for the fiscal year ended December 31, 2004 (the “Amended Annual Report”) and proposed Amendment No. 1 to Form 10-QSB for the quarterly periods ended March 31, 2005, June 30, 2005, and September 30, 2005 (the “Amended Quarterly Reports”). The Amended Annual Report and the Amended Quarterly Reports contain revisions that have been made in response to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated February 2, 2006. Set forth below are the Company’s responses to the Staff’s comments. We have reproduced the Staff’s comments and have followed each comment with our response. A marked copy of the Amended Annual Report and Amended Quarterly Reports are being provided supplementally with a copy of this letter for the convenience of the Staff.

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
February 24, 2006

Notes to Financial Statements

Note 2 Summary of Important Accounting Issues

Revenue Recognition

SEC: 1.	We note your response to previous comment No. 2. The VAT appears to be an amount collected on behalf of a third party, the Chinese Government, and does not result from delivering or producing goods, rendering services or other activities that constitute your ongoing major or central operations. As a result, it does not appear appropriate to report such amounts as revenue. The refund of the VAT appears to be analogous to a government grant. Accordingly, it appears that these amounts should be reflected as either “other income” or as a reduction of the related expense. Revise your presentation or identify for us the specific authoritative literature that supports your current reporting.

Forlink:	We started to include the VAT as part of Net Sales in the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (the “Form 10-KSB”). Therefore, we have revised the presentation of the income statement in the Form 10-KSB and in all subsequent income statements in the Company’s Quarterly Reports on Form 10-QSB for the quarterly periods ending March 31, 2005, June 30, 2005 and September 30, 2005 (the “Form 10-QSBs”). We also made corresponding revisions in the Management's Discussion and Analysis (“MD&A”) sections of the Form 10-KSB and the Form 10-QSBs. The revisions to the Form 10-KSB and the Form 10-QSBs are set forth below.

 Form 10-KSB For Fiscal Year Ended December 31, 2004:

1.	Page F-4: The presentation of the income statement in the Form 10-KSB has been revised as follows:

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
February 24, 2006

	Year ended December 31, 2004	Year ended December 31, 2003

Net sales (Note 2)	$10,000,110	$9,391,197

Cost of sales	(6,379,552)	(5,912,655)

Gross profit	3,620,558	3,478,542

Selling expenses	(599,921)	(384,364)

Research and development expenses	(1,105,348)	(888,305)

General and administrative expenses	(1,576,758)	(1,212,055)

Operating profit	338,531	993,818

Income from equity method investee	899	-

Interest income	10,608	5,948

Other income, net	166,623	298,045

Profit before income tax	516,661	1,297,811

Income tax (Note 11)	(48,609)	(86,363)

Net profit	$468,052	$1,211,448

Earnings per share - basic and diluted	$0.01	$0.02

Weighted average common shares outstanding - basic and diluted	76,776,915	77,925,985

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
February 24, 2006

The previous presentation of the income statement in the Form 10-KSB was as follows:

	YEAR ENDED	YEAR ENDED
	DECEMBER 31,	DECEMBER 31,
	2004	2003
NET SALES	$10,000,110	$9,391,197
VALUE-ADDED TAX REBATES (NOTE 2)	166,623	296,927
	10,166,733	9,688,124

COST OF SALES	(6,379,552)	(5,912,655)
GROSS PROFIT	3,787,181	3,775,469

SELLING EXPENSES	(599,921)	(384,364)
RESEARCH AND DEVELOPMENT EXPENSES	(1,105,348)	(888,305)

GENERAL AND ADMINISTRATIVE EXPENSES	(1,576,758)	(1,212,055)
OPERATING PROFIT	505,154	1,290,745

INCOME FROM EQUITY METHOD INVESTEE	899	--

INTEREST INCOME	10,608	5,948

OTHER INCOME, NET	--	1,118
PROFIT BEFORE INCOME TAX	516,661	1,297,811

INCOME TAX (Note 11)	(48,609)	(86,363)
NET PROFIT	$468,052	$1,211,448
EARNINGS PER SHARE - BASIC AND DILUTED	$0.01	$0.02
WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING - BASIC AND DILUTED	76,776,915	77,925,985

2.	At page 10, MD&A, the following changes have been made according to the revised income statement.

	Year Ended December 31,
	2004	2003

Sales of For-series software	$2,029,069	$2,223,348
as a percentage of net sales	20%	24%

For-series related system integration	$7,971,041	$7,167,849
as a percentage of net sales	80%	76%

“As indicated in the foregoing table, sales of For-series software as a percentage of net sales decreased from 24% in 2003 to 20% in 2004. For-series related system integration as a percentage of net sales increased from 76% in 2003 to 80% in 2004. The change was mainly attributable to increased hardware pass-through required by total-solution projects in the fourth quarter of 2004”

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
February 24, 2006

3.	Starting at page 16, MD&A, the following changes have been made according to the revised income statement:

“Net sales
Our net sales increased 6% to $10,000,110 in 2004, from $9,391,197 in 2003.”

“Gross profit.
Gross profit increased 4.1% to $3,620,558 in 2004, from $3,478,542 in 2003. Gross profit margin decreased to 36% in 2004, as compared to 37% in 2003. The decrease in gross profit margin is primarily due to lower margins on hardware pass-through.”

“Operating profit (loss).
Our operating profits decreased 66% to $338,531 in 2004, from $993,818 in 2003. Operating profit margin in 2004 and 2003 were 3% and 11%, respectively. The decreases were largely the result of increased operating expenses associated with new business lines, as discussed above.”

“Other income
Our other income decreased 44% to $166,623 in 2004, from $ 298,045 in 2003. This decrease was mainly due to our decreased software sales. Our other income comes from a value added tax refund associated with software sales. Software sales in China are subject to a 17% value added tax, however, companies that develop their own software and have the software registered are generally entitled to a value added tax refund. If the net amount of the value added tax payable exceeds 3% of software sales, the excess portion of the value added tax is refundable upon our application to tax authority. This policy is effective until 2010.”

Form 10-QSB For Fiscal Quarter Ended March 31, 2005

1.	Page F-2: The presentation of income statement has been revised as follows:

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
February 24, 2006

	Three Months Ended March 31,
	2005	2004

Net sales	$651,138	$5,528,909

Cost of sales	(424,197)	(4,065,487)

Gross profit	226,941	1,463,422

Selling expenses	(205,141)	(228,754)

Research and development expenses	(279,331)	(267,332)

General and administrative expenses	(361,066)	(591,780)

Total operating expenses	(845,538)	(1,087,866)

Operating (loss)/profit	(618,597)	375,556

Income from equity method investee	2,307	-

Interest income	1,597	5,465

Other income, net-	1,487	7,414

(Loss)/profit before income tax and minority interest	(613,206)	388,435

Income tax (Note 10)	-	(57,786)

Minority interests	(11)	-

Net (loss)/profit	$(613,217)	$330,649

(Loss)/earnings per share - basic and diluted	$(0.01)	$0.00

Weighted average common shares outstanding - basic and diluted	76,827,557	76,773,207

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
February 24, 2006

2.	At page 2, MD&A, the following changes have been made according to the revised income statement:

	Three Months Ended March 31
	2005	2004

Sales of For-series software	$564,449	$230,577
as a percentage of net sales	87%	4%

For-series related system integration	$86,689	$5,298,332
as a percentage of net sales	13%	96%

“As indicated in the foregoing table, sales of For-series software increased 145% to $564,449 in the first quarter of 2005 from $230,577 in the first quarter of 2004. Software revenue as a percentage of net sales increased to 87% in the first quarter of 2005 from 4% in the first quarter of 2004. For-series related system integration decreased 98% to $86,689 in the first quarter of 2005 from $5,298,332 in the first quarter of 2004. The change was mainly attributable to the following factors: our continued focus on increasing software sales, and decreasing integration projects with low profit margin hardware pass-through. Because a significant percentage of our revenue comes from hardware pass-through, the change of strategy caused our revenue to fall; a long Chinese New Year Holiday caused a seasonal order fluctuation of our major customers; a large system integration project of 2003 was completed in the first quarter of 2004 and the corresponding revenue of $5,185,763 were recognized in that quarter, which caused the first quarter of 2004 system integration revenue to be larger than usual.”

3.	Starting at page 8, MD&A (under Consolidated Results of Operations), the following changes have been made according to the revised income statement:

“Net sales.
Our net sales decreased 88% to $651,138 in the first quarter of 2005, from $5,528,909 in the first quarter of 2004. Of which, software sales increased 145% to $564,449 in the first quarter of 2005 from $230,577 in the first quarter of 2004; Sales from system integration decreased 98% to $86,689 in the first quarter of 2005 from $5,298,332 in the first quarter of 2004. The change was mainly attributable to the following factors: our continued focus on increasing software sales, and decreasing integration projects with low profit margin hardware pass-through. Because a significant percentage of our revenue comes from hardware pass-through, the change of strategy caused our revenue to fall; a long Chinese New Year Holiday caused a seasonal order fluctuation of our major customers; a large system integration project of 2003 was completed in the first quarter of 2004 and the corresponding revenue of $5,185,763 was recognized in that quarter, which caused the first quarter of 2004 system integration revenue to be larger than usual.

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
February 24, 2006

We do not expect this trend to continue and we believe the first quarter sales decrease is temporary. We anticipate our revenues for the three months ending June 30, 2005 will exceed the first quarter, with increased software revenue and high profit margin system integration revenue.”

“Gross profit.
Gross profit decreased 84% to $226,941 in the first quarter of 2005, from $1,463,422 in the first quarter of 2004. Gross profit margin increased to 35% in the first quarter of 2005, as compared to 26% in the same period of 2004. The increase in gross profit margin is primarily due to increased software sales.”

“Operating profit (loss).
We recorded an operating loss of $618,597 in the first quarter of 2005, as compared to an operating profit of $375,556 in the same period of 2004. The decrease was mainly due to operating expenses associated with new business lines, For-Online and software outsourcing services.”

“Other Income.
Our other income was $1,487 in the first quarter of 2005, as compared to $7,414 in the first quarter of 2004. Our other income comes from a value added tax refund associated with software sales. Software sales in China are subject to a 17% value added tax, however, companies that develop their own software and have the software registered are generally entitled to a value added tax refund. If the net amount of the value added tax payable exceeds 3% of software sales, the excess portion of the value added tax is refundable upon our application to tax authority. This policy is effective until 2010.”

Form 10-QSB For Fiscal Quarter Ended June 30, 2005

1.	Page F-2: The presentation of income statement has been revised as follows:

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
February 24, 2006

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Net sales	$1,569,445	$585,278	$2,220,583	$6,114,187

Cost of sales	(703,462)	(359,728)	(1,127,659)	(4,425,215)

Gross profit	$865,983	225,550	1,092,924	1,688,972

Selling expenses	(116,468)	(102,212)	(321,609)	(330,966)

Research and development expenses	(316,841)	(252,163)	(596,172)	(519,495)

General and administrative expenses	(383,013)	(335,306)	(744,079)	(927,086)

Total operating expenses	(816,322)	(689,681)	(1,661,860)	(1,777,547)

Operating profit/(loss)	49,661	(464,131)	(568,936)	(88,575)

Loss from equity method investee	(10,223)	-	(7,916)	-

Interest income	778	1,953	2,375	7,418

Other income, net	59,686	2,353	61,173	9,767

Profit/(loss) before income tax and minority interest	99,902	(459,825)	(513,304)	(71,390)

Income tax (Note 10)	(764)	6,179	(764)	(51,607)

Minority interest	956	-	945	-

Net profit/(loss)	$100,094	$(453,646)	$(513,123)	$(122,997)

Earnings/(loss) per share - basic and diluted	$0.00	$(0.01)	$(0.01)	$(0.00)

Weighted average common shares outstanding - basic and diluted	76,827,557	76,773,207	76,870,417	76,773,207

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
February 24, 2006

2.	At page 2, MD&A, the following changes have been made according to the revised income statement:

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004

Sales of For-series software	$691,737	$192,987	$1,256,186	$423,564

as a percentage of net sales	44%	33%	57%	7%

For-series related system integration	$877,708	$392,291	$964,397	$5,690,623

as a percentage of net sales	56%	67%	43%	93%

“As indicated in the foregoing table, sales of For-series software increased 197% to $1,256,186 in the first half of 2005 from $423,564 in the first half of 2004. Software revenue as a percentage of net sales increased to 57% in the first half of 2005 from 7% in the first half of 2004. For-series related system integration decreased 83% to $964,397 in the first half of 2005 from $5,690,623 in the first half of 2004. System integration revenue as a percentage of net sales decreased to 43% in the first half of 2005 from 93% in the first half of 2004. The change was mainly attributable to (1) our continued focus on increasing software sales, and decreasing integration projects with low profit margin hardware pass-through; and (2) a large system integration project of 2003 was completed in the first half of 2004, which caused the first half of 2004 system integration revenue to be larger than usual.”

3.	Starting at page 8, MD&A (under Consolidated Results of Operations), the following changes have been made according to the revised income statement:

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
February 24, 2006

“Net sales.
In the three-month period ended June 30, 2005, revenue was $1,569,445 representing an increase of 168% against comparable period in 2004 and an increase of 141% from the previous quarter. In the six-month period ended June 30, 2005, revenue was $2,220,583 representing a decrease of 64% against comparable period in 2004. The decrease was mainly caused by decreased system integration revenue. In the first half of 2005, sales from system integration decreased 83% to $964,397 from $5,690,623 in the first half of 2004; at the same time, software sales increased 197% to $1,256,186 from $423,564 in the first half of 2004.”

“Gross profit.
In the three-month period ended June 30, 2005, gross profit was $865,983, representing an increase of 284% against comparable period in 2004 and an increase of 282% from the previous quarter. In the six-month period ended June 30, 2005, the gross profit was $ 1,092,924, representing a decrease of 35% against comparable periods in 2004. Gross profit margins increased to 55% and 49%, respectively, in the three-and six-month periods ended June 30, 2005, as compared to 39% and 28%, respectively, in the comparable periods of 2004 and 35% in the first quarter of 2005. The increase in the gross profit margin was primarily due to the increase in software sales which carry a higher profit margin.”

“Operating profit (loss).
We recorded an operating profit of $49,661 in the second quarter of 2005, compared to an operating loss of $464,131 in the same period of 2004. For the six-month period ended June 30, 2005, we recorded an operating loss of $568,936, compared to an operating loss of $88,575 in the same period of 2004. The increase in operating loss was mainly due to operating expenses associated with establishing and strengthening new business lines, For-Online and software outsourcing services.”

Form 10-QSB For Fiscal Quarter Ended September 30, 2005

1.	At page F-3, the presentation of income statement has been revised as follows:

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
February 24, 2006

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004

Net sales	$3,018,193	$1,387,110	$5,238,776	$7,501,297

Cost of sales	(2,055,869)	(441,142)	(3,183,528)	(4,866,357)

Gross profit	962,324	945,968	2,055,248	2,634,940

Selling expenses	(168,556)	(99,961)	(490,165)	(430,927)

Research and development expenses	(336,435)	(286,493)	(932,607)	(805,988)

General and administrative expenses	(405,647)	(317,050)	(1,149,726)	(1,244,136)

Total operating expenses	(910,638)	(703,504)	(2,572,498)	(2,481,051)

Operating profit/(loss)	51,686	242,464	(517,250)	153,889

Loss from equity method investee	621	-	(7,295)	-

Interest income	672	1,366	3,047	8,784

Other income, net	87,671	72,871	148,844	82,638

Profit/(loss) before income tax and minority interest	140,650	316,701	(372,654)	245,311

Income tax (Note 10)	-	11,536	(764)	(40,071)

Minority interest	676	-	1,621	-

Net profit/(loss)	$141,326	$328,237	(371,797)	$205,240

Earnings/(loss) per share - basic and diluted	$0.002	$0.004	$(0.005)	$0.003

Weighted average common shares outstanding - basic and diluted	76,924,707	76,773,207	76,888,712	76,773,207

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
February 24, 2006

2.	At page 2, MD&A, the following changes have been made according to the revised income statement:

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004

Sales of For-series software	$2,055,108	$515,195	$3,311,294	$1,545,376

as a percentage of net sales	68%	37%	63%	21%

For-series related system integration	$963,085	$871,915	$1,927,482	$5,955,921

as a percentage of net sales	32%	63%	37%	79%

“As indicated in the foregoing table, sales of For-series software as a percentage of net sales increased to 63% in the first three quarters of 2005 from 21% in the first three quarters of 2004. For-series related system integration as a percentage of net sales decreased to 37% in the first three quarters of 2005 from 79% in the first three quarters of 2004. These changes were mainly attributable to our reduced hardware intensive projects and increased software sales.”

3.	Starting at page 8, MD&A (under Consolidated Results of Operations), the following changes have been made according to the revised income statement:

“Net sales
In the three-month period ended September 30, 2005, revenue was $3,018,193, representing an increase of 118% from revenue for the comparable period in 2004 of $1,387,110 and an increase of 92% from the previous quarter. The increase is mainly attributable to our increased software sales. In the nine-month period ended September 30, 2005, revenue was $5,238,776, representing a decrease of 30% from revenue of $7,501,297 for the comparable period in 2004. The decrease was mainly due to decreased hardware pass-through, which is consistent with our strategy of reducing low profit margin hardware projects.”

“Gross profit
In the three-month period ended September 30, 2005, gross profit was $962,324, representing an increase of 2% from gross profit of $945,968 for the comparable period in 2004 and an increase of 11% from the previous quarter. In the nine-month period ended September 30, 2005, the gross profit was $2,055,248, representing a decrease of 22% from gross profit of $2,634,940 for the comparable period in 2004. Gross profit margins decreased to 32% and increased to 39%, respectively, in the three-and nine-month periods ended September 30, 2005, as compared to 68% and 35%, respectively, in the comparable periods of 2004 and 55% in the second quarter of 2005. The decrease of the third quarter gross profit margin was caused by increased purchases of third-party software for the projects. The overall increase in gross profit margin was attributable to our strategy of reducing hardware pass-through, which provides a relatively low gross margin.”

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
February 24, 2006

“Operating profit (loss)
We recorded an operating profit of $51,686 in the third quarter of 2005, a decrease of 79% from $242,464 in the same period of 2004. For the nine-month period ended September 30, 2005, we recorded an operating loss of $517,250, compared to an operating profit of $153,889 in the same period of 2004. The decrease in operating profit and overall operating loss were mainly due to decreased profit margin and increased operating expenses associated with establishing and strengthening new business lines, For-Online and software outsourcing services.”

Note 9 Goodwill

SEC:	We note your response to previous comment No. 3. EITF 99-12 Issue 1 requires that the value of the acquirer’s marketable equity securities issued to effect a purchase business combination should be determined based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announce. Your response indicates you utilized January 11, 2001 as the date for valuing the marketable equity securities. Tell us how your accounting complies with the guidance in EITF 99-12 Issue 1.

Forlink:	The accounting treatment did not comply with the guidance in EITF 99-12 Issue 1. However, we believe the difference is not material, since this transaction occurred in 2001. The only subsequent impact of the error was the understatement of an impairment loss that was recorded in the second quarter of 2002. Since it had no continuing impact on any of the periods presented in the 2004 Form 10-KSB Annual Report or 2005 Form 10-QSB Quarterly Reports, we believe the company's financial statement users would be indifferent to correcting this issue in these prior periods. Therefore, we do not believe a restatement for such periods is warranted.

Securities and Exchange Commission
Re: Forlink Software Corp. Inc.
February 24, 2006

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned if you should have further questions or comments.

Very Truly Yours,

FORLINK SOFTWARE CORPORATION, INC.

By:	/s/ Hong Keung Lam
Hong Keung Lam
Chief Financial Officer

Company Certification and Acknowledgment

On behalf of Forlink Software Corporation, Inc. (the “Company), I, Hong Keung Lam, certify and acknowledge as follows in connection with responding to the Staff’s comment letter dated February 2, 2006:

1.	I am the duly appointed Chief Financial Officer of the Company and have the power and authority to make the certification and acknowledgment contained herein for the Company;

2.	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission;

3.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

4.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

/s/ Hong Keung Lam

Hong Keung Lam
Chief Financial Officer
Forlink Software Corporation, Inc.

Phone: 011 86 10 8802 6633
Fax: 011 86 10 8802 6533
Email: ir@forlink.com